December 29, 2008
Direct dial: (281) 681-5934
paubert@winstead.com
Ms. Sasha S. Parikh
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Repros Therapeutics Inc. Extension for Response File No. 1-15281
Dear Ms. Parikh:
Reference is made to that certain letter received by our client, Repros Therapeutics Inc. from the Securities and Exchange Commission (“SEC”) dated December 22, 2008. This letter will confirm the telephone conversation between Louis Ploth, Jr., VP and CFO of Repros Therapeutics Inc., and you, during which Repros informally requested an extension to respond to the above-referenced letter until January 23, 2009, due to its staffs’ and consultants’ holiday and vacation schedules and other previously-scheduled business engagements. Accordingly, please accept this letter as written confirmation of Repros’ request to extend the deadline to respond to the above-referenced letter to January 23, 2009.
If you have any questions, please feel free to contact me at 281.681.5934.

Sincerely yours,
/s/ Paul D. Aubert
Paul D. Aubert

PDA/jms

cc: Louis Ploth, Repros Therapeutics Inc.